BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

November 4, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: John Reynolds, Assistant Director

Re:          BGS Acquisition Subsidiary, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 21, 2013
File No. 333-191030

Dear Mr. Reynolds:

Set forth below are the responses of BGS Acquisition Subsidiary, Inc., a Delaware corporation (“we” or the “Company”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2013 with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 initially filed with the Commission on September 6, 2013, File No. 333-191030, as amended (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For your convenience, we have also hand delivered two copies of this letter, Amendment No. 2, and Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1.

Each response is prefaced by the text of the Staff’s corresponding Comment in bold text.  All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Registration Statement, as amended by Amendment No. 2.

Amendment No. 1

General

1.	We note the October 2013 Investor Presentation materials filed by BGS Acquisition Corp. Please advise us:

•	What the bases are for projected tests and sales in 2014 and beyond, for example on slide 9;

•	Where the Form S-4 addresses the $3.0 million debt identified on slide 7;

•	Why the Form S-4 discusses a $6.0 million minimum of cash in the trust account compared to the $10.0 million minimum on slide 6; and

•	Whether Medicare reimburses for testing, as suggested by the hypothetical testimonial on slide 23.

Response:

•	What the bases are for projected tests and sales in 2014 and beyond, for example on slide 9;

We acknowledge the Staff’s Comment.  TransnetYX, through Harmonyx, plans to launch an information campaign to educate consumers that the FDA issued a “Black Box” warning for Plavix notifying healthcare professionals and patients of important information to be considered when prescribing or ingesting Plavix.  We believe that once consumers are educated that there is a simple test available to determine whether the drug is working, and therefore reduce the chances that the patient will experience an adverse medical event, the market demand for these testing services will exist.  There are approximately 15 million Plavix users in the U.S. and TransnetYX believes this information campaign will allow it to achieve market penetration of 0.2% in 2014 and 0.6% in 2015.  Please see pages 56 - 57 of the Registration Statement for an expanded discussion of the “Black Box” warning as well as the foregoing considerations regarding expansion of the PGx business.

•	Where the Form S-4 addresses the $3.0 million debt identified on slide 7;

We acknowledge the Staff’s comment.   In “Management’s Discussion and Analysis of Financial Condition and Results of Operation of TransnetYX – Liquidity and Capital Resources” on page 66 of the Registration Statement, TransnetYX discloses that as of June 30, 2013 it had an outstanding balance under its revolving line of credit of $1,088,992 up to a maximum draw of $1,500,000 and long-term debt in amount of $1,693,097, for total outstanding debt of $2,782,089.  The amount outstanding on the revolving line of credit fluctuates about $300,000 during each week depending on accounts receivable collections that occur daily and line of credit draws that occur weekly.  These amounts aggregate to approximate $3.0 million on a regular basis.  It is anticipated that this debt will remain outstanding following the closing of the Business Combination.

•	Why the Form S-4 discusses a $6.0 million minimum of cash in the trust account compared to the $10.0 million minimum on slide 6; and

We acknowledge the Staff’s Comment.  As set forth on slide 6 of the October 2013 Investor Presentation materials filed by BGS Acquisition Corp, and as disclosed in the Registration Statement on pages 3, 6, 22, 38 and 41, in order to consummate the Transaction Merger, the Company must have at least $10.0 million available following the Offer.  As disclosed on pages 3, 5, 22, 38 and 41 of the Registration Statement, such $10.0 million shall be used to (1) provide $6.0 million in working capital to the survivor of the Transaction Merger, Merger Sub, and (2) pay at least $4.0 million to TransnetYX stockholders on a pro rata basis.  Immediately following the Transaction Merger, there must be $6.0 million available to the Company for payment of transaction expenses and for working capital purposes, as discussed on pages 3, 5, 22, 24, 37, 38, 41, 42, 47, 72, F-16 and F-42 of the Registration Statement.

•	Whether Medicare reimburses for testing, as suggested by the hypothetical testimonial on slide 23.

We acknowledge the Staff’s Comment.  Medicare does reimburse for the testing described on slide 23.  The CPT code for CYP2C19 Gene Analysis is 81225.   The description of CPT code is as follows:

Code	Description
81225	CYP2C19 (CYTOCHROME P450, FAMILY 2, SUBFAMILY C, POLYPEPTIDE 19) (EG, DRUG METABOLISM), GENE ANALYSIS, COMMON VARIANTS (EG, *2, *3, *4, *8, *17)

The 2013 reimbursement rate for a test conducted under this CPT code in Harmonyx’s geographical region is $305.00.

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

●
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

●
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the cover page and pages 69 – 70 for our revision of the Registration Statement.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We acknowledge the Staff’s Comment and hereby advise the Staff that we do not have any written communications that are presented to potential investors that are not filed with the Commission.  To our knowledge, there are no research reports about us or TransnetYX.

4.
We note that your response to comment 4 in our letter dated October 3, 2013 only analyzed whether the activities related to the TransnetYX Approval (as defined in your response) constituted a distribution and what restricted period would be associated with such potential distribution.  Please also provide us with an analysis on the applicability of Regulation M with regards to the Redomestication (as defined in your prospectus) transaction, specifically whether such transaction would be considered a distribution and what restricted period would be associated with that potential distribution.  Please provide applicable legal authorities to support your response.  In addition, please advise us of the types of efforts BGS Acquisition Corp. and/or other involved parties intend to engage in, if any, to convince BGS Acquisition Corp. shareholders not to exercise their appraisal rights in connection with the Redomestication.

Response: We acknowledge the Staff’s Comment with regard to the Redomestication and Regulation M (Securities Exchange Act Release No. 38067 (December 20, 1996), 62 FR 520).  We note that, pursuant to the adopting release for Regulation M, it is “intended to preclude manipulative conduct by persons with an interest in the outcome of an offering.”  Because (1) the valuation of the BGS Corp. Public Shares in the Offer was set at $10.15 per share in connection with BGS Corp.’s initial public offering, (2) the exchange of one Public Share for one share of Common Stock at a valuation of $10.00 per share was established by the Merger Agreement, and (3) there is no BGS Corp. shareholder vote necessary to approve the Business Combination, which includes the Redomestication, we do not believe that Regulation M should be applicable to the Redomestication.

Rule 102 of Regulation M provides that “[i]n connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.”

With respect to a “distribution,” the definition in Rule 100 requires “an offering of securities…that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  With respect to the Redomestication, we do not believe the Redomestication is an offering as there is no “attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value” (Section 2(a)(3) of the Securities Act of 1933, as amended), just a one-for-one, non-discretionary exchange in a merger with a wholly owned subsidiary incorporated in Delaware.  Likewise, there is no investment decision that accompanies the Redomestication.  Even if the “offering” of Common Stock in exchange for all the outstanding Ordinary Shares may be considered of significant magnitude, with respect to the Redomestication itself there have not been and will not be any “special selling efforts and selling methods,” or any selling efforts or selling methods at all.  Therefore, we do not believe there is a “distribution” under Regulation M in connection with the Redomestication.

Solely for the purpose of continuing the evaluation of the remaining elements under Rule 102 of Regulation M, even if it is deemed that there was a distribution, any applicable restricted period has lapsed without any transactions by distribution participants.  With respect to the “restricted period,” the Redomestication, whether qualified as a merger (BGS Corp. into BGS Acquisition) or an exchange (Common Stock of BGS Acquisition for Ordinary Shares of BGS Corp. in connection with the Redomestication merger) would fall within part (3) of the definition of “restricted period,” namely, “[i]n the case of a distribution involving a merger, acquisition, or exchange offer, the period beginning on the day proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution.”  Pursuant to Staff Legal Bulletin No. 9:

The restricted period begins on the day of mailing the proxy solicitation materials and continues through the end of the period in which the target shareholders can vote on the merger or exchange. The restricted period includes the valuation period as well. For instance, if the valuation period occurs outside of the proxy solicitation period, an additional restricted period would commence one or five business days prior to the commencement of the valuation period and continue until the valuation period ends.

The approval of a Business Combination was included in the original formation documents of BGS Corp. and no separate shareholder vote is required to consummate the Business Combination.  As the Business Combination does not require the approval of the shareholders of BGS Corp. and the Redomestication is part of the Business Combination, no proxy solicitation materials were or will be mailed to the BGS Corp. shareholders, so no restricted period would begin under that analysis.

Since no shareholder approval of the Redomestication was required, the restricted period, to the extent there is any, would relate to valuation.  In the Business Combination, of which the Redomestication is a step, the valuation of the Ordinary Shares was set at $10.00 per share on the date the Merger Agreement was executed.  With respect to the Offer, the valuation of the Ordinary Shares was set at $10.15 per share in connection with BGS Corp.’s initial public offering.  Therefore, any restricted period with respect to the BGS Corp. Ordinary Shares was completed prior to the commencement of either the Extension Tender Offer or the Offer.  Even if applicable, there were no transactions by distribution participants during either potential restricted period.  With respect to the BGS Corp. Warrants, derivative securities are not subject to the trading prohibition of Rule 101 or Rule 102.

With respect to appraisal rights of BGS Corp. shareholders, neither BGS Corp. nor BGS Acquisition is making any special efforts regarding the appraisal rights of the holders of Ordinary Shares.  BGS Corp. has merely provided the holders of Ordinary Shares with notice of their rights under BVI law and is not otherwise contacting those shareholders regarding such rights.  The appraisal rights do not give the BGS Corp. shareholders the ability to vote on or in any way approve the Redomestication, which was approved by the BGS Corp. board of directors as part of the Business Combination.

The Company does not anticipate any shareholders exercising appraisal rights because the inclusion of the Company’s debt in a valuation of the Ordinary Shares as of immediately prior to the Reorganization is anticipated to result in an appraisal price that is lower than the price per share included in the Offer.  However, to finish any valuation analysis, the valuation of the Ordinary Shares for which any shareholder has exercised appraisal rights would occur within seven days immediately following the date on which the Redomestication is to be put into effect, at which point BGS Acquisition, being the surviving company of the Redomestication, would be required to make a written offer to each BGS Corp. shareholder exercising appraisal rights to purchase such shareholder’s Ordinary Shares at a specified price that BGS Acquisition determines to be their fair value prior to the completion of the Redomestication. Therefore, the Offer would have been completed for more than five days before any notice regarding valuation is provided to the BGS Corp. shareholders exercising appraisal rights.

Summary of the Prospectus, page 5

5.
Please revise here and where appropriate to (1) clarify, if true, that PGx is currently limited to testing based on one drug (Plavix) and (2) provide the approximate date when TransnetYX first commercialized the test using PGx.  Where you provide further details of TransnetYX gaining CLIA certification and offering PGx testing related to the third party drug, please revise to summarize the historical efforts TransnetYX has made “to prove its commercial viability” and disclose any expected changes to those efforts.  It appears TransnetYX began marketing this service in 2011; however, it is unclear where you disclose when “Harmonyx commenced directed marketing toward physicians.”

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 2 – 3 for our revision of the Registration Statement.

6.
We note your revised disclosure on page 7.  Please revise to summarize the material conditions of the merger that must be met or waived, including the extent to which all or a subset of conditions may be waived.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 3 for our revision of the Registration Statement.

7.	Please revise to clarify earn out payments based on the incremental hurdles. We note, in this regard, the tabular disclosure in the October 2013 Investor Presentation materials.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 5 for our revision of the Registration Statement.

8.	Please revise to identify the “certain key personnel” referenced on page 16.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 23 for our revision of the Registration Statement.

9.
We note the reference on page 63 to the human testing “as ordered by physicians.”  We also note the hypothetical testimonial on slide 23 of the October 2013 Investor Presentation materials.  Please revise this section to clarify the necessary steps and parties involved in the sale of a PGx test, which currently appears to be limited to a test based on Plavix.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 59 for our revision of the Registration Statement.

Risk Factors, page 20

10.
We note your response to comments 18 and 19 in our letter dated October 3, 2013 and the deleted risk factors, some of which relate to risks in the event you do not consummate the business combination.  Please revise to include qualitative and quantitative disclosure relevant to such risks, including the redemption threshold percentage as updated for the results of the extension offer.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the risk factor beginning “Unlike many blank check companies…” on page 22 for revisions in response to Staff’s Comment 18 in the Staff’s letter dated October 3, 2013 (“Comment Letter No. 1”) and the risk factor beginning “The issuance of Common Stock…” on page 25 for revisions in response to Staff’s Comment 19 in Comment Letter No. 1.

11.
We reissue comment 21 in our letter dated October 3, 2013.  Please revise to address information relevant to deciding whether or not to tender, including the current market value and other disclosure requested in comment 21.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the risk factor beginning “BGS Corp.’s directors and officers have a conflict of interest…” on page 23 and the risk factor beginning “Since BGS Corp.’s Initial Shareholder will lose his entire investment…” on pages 22 – 23 for revisions in response to Staff’s Comment 21 in Comment Letter No. 1.

Risk Factors Relating to TransnetYX, page 20

12.
Where risk factor disclosure does not apply equally to both laboratory animal genotyping and personalized medicine genotyping, please revise to clarify the business to which the risk factor relates.  As a non-exclusive example, it is not entirely clear whether the risk factor disclosure regarding billing applies to laboratory animal genotyping.  Where the risk factor disclosure relates only to personalized medicine genotyping, please clarify within such risk factor disclosure that less than 0.5% of TransnetYX revenues are generated from personalized medicine genotyping.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 16 – 20 for our revision of the Registration Statement.

PGx molecular diagnostic tests may never achieve significant commercial market acceptance, page 20

13.	Please revise to clarify that less than 0.5% of TransnetYX revenues are generated from PGx molecular diagnostic testing.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the risk factor beginning “PGx molecular diagnostic tests may never…” on page 17 for such revisions.

If TransnetYX fails to comply with extensive laws and regulations ..., page 22

14.	Please revise to address any material differences between laws and regulations related to laboratory animal genotyping and personalized medicine genotyping.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the risk factor beginning “If TransnetYX fails to comply with extensive laws and regulations …” on pages 18 – 19 for such revisions.

There is a limited amount of cash available to be used for other corporate purposes by BGS Acquisition, page 26

15.
We note your response to comment 16 in our letter dated October 3, 2013, and we partially reissue the comment.  To clarify and place this risk in context, please revise to provide quantitative disclosure of the limited amount of cash available for use for other corporate purposes by BGS Acquisition Subsidiary, Inc.  As a non-exclusive example, please quantify approximately how much cash on hand would result if BGS Acquisition Corp. shareholders redeem just under the redemption threshold.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the risk factor beginning “There is a limited amount of cash available …” on page 24 for such revisions.

TransnetYX Business, page 56

16.	We note your disclosure that “[s]ince service launch in June 2004, TransnetYX has processed over 6.8 million genetic tests.” Please revise to clarify how many of those genetic tests were PGx tests.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 54 for our revision of the Registration Statement.

17.
Given that revenue from third party payers (i.e., from pharmacogenomics) comprised less than 0.5% of TransnetYX’s revenues, please provide the basis for your expectation that “revenue from third party payors may comprise a significant portion of [your] business in the future.”  Likewise, please provide the basis for your belief that the company “is well positioned to capture significant market share of the budding pharmacogenomics testing market,” as disclosed on page 58.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 56 for our revision of the Registration Statement.

Business Units, page 56

Products and Services - Personalized Medicine Genotyping Services, page 58

18.
We note your response to comment 38 in our letter dated October 3, 2013 and, in particular, the added disclosure that “Global Industry Analysts Inc. estimated that the global market for genetic testing will reach $2.2 billion by the year 2017.”  It is not clear how this estimate relates to the specific markets in which the company operates.  Please revise to clarify or remove.

Response: We acknowledge the Staff’s Comment and have removed the reference from  the Registration Statement accordingly.

19.
Please clarify the nature of the FDA warning and the basis for your statement on page 59 that “many physicians do not currently observe the FDA’s warning to identify the patient’s CYP2C19 genotype and modify drug therapy accordingly.”  We note in this regard that the subsequent sentence refers to “testing that is recommended by the FDA.”  Additionally, please provide the basis for disclosure suggesting that your testing satisfies FDA warnings or has been recommended by the FDA.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 56 - 57 for our revision of the Registration Statement.

20.
When discussing how the company conducts PGx testing on page 59, please clarify how many PGx tests the company has processed.  Please also clarify whether all processed PGx tests relate to the use of clopidogrel (Plavix) and whether the company has developed and processed tests related to the use of other drugs.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 57 and 59 for our revision of the Registration Statement.

Competition and Competitive Strengths, page 60

Pharmacogenomics Competition, page 60

21.
We partially reissue comment 37 in our letter dated October 3, 2013.  Please revise to clarify, if true, that LabCorp, Quest, and the other companies you identify operate in a market in which you currently do not generate meaningful revenue.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 58 for our revision of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransnetYX, page 63

Revenue, page 65

22.
Please revise page 66 to address the material assumptions underlying the statement that increased sales of PGx “would likely have a material favorable impact on its net sales and revenues.”  For example, given the currently de minimis sales, it is unclear what percentage increase in PGx testing would be necessary to have a material impact on your overall operations.  Additionally, please revise to quantify the average price and cost per PGx test.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 63 – 64 for our revision of the Registration Statement.

Directors and Executive Officers After the Business Combination, page 82

23.
Please specify the name and principal business of any corporation or other organization in which Mr. Feinberg was employed during the past five years and for each such corporation or organization, the period during which he was employed.  Refer to Item 401(e) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 83 for our revision of the Registration Statement.

24.
Please specify Mr. Hamlet’s principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on.  Refer to Item 401(e) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 83 for our revision of the Registration Statement.

25.	Please specify the principal business of Corporate Express North America. Refer to Item 401(e) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 83 for our revision of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of TransnetYX Prior to the Business Combination, page 94

26.	Please revise the tabular disclosure to include the required information for the combined voting class of securities.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.   The total combined voting class of TransnetYX’s securities is equal to the beneficial ownership of TransnetYX’s common stock because all shares of TransnetYX’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are convertible into shares of TransnetYX common stock within 60 days of the date of the table, October 31, 2013.   Please see page 94 for our revision of the Registration Statement.

Appraisal Rights, page 107

27.
We reissue comment 53 in our letter dated October 3, 2013.  Please clarify whether BGS Acquisition Corp. shareholders will be notified of the date by which they must dissent in order to perfect their appraisal rights.

Response: We acknowledge the Staff’s Comment.  The Offer to Purchase filed as Exhibit (a)(1)(A) to BGS Corp.’s Schedule TO on October 21, 2013 and amended and restated on November 4, 2013 (the “Offer to Purchase”) states that a BGS Corp. “shareholder electing to dissent from the Redomestication is required to give BGS Corp. a written notice of its decision to dissent within 20 days immediately following the date when the outline of the plan of merger is given to the shareholder under the Companies Act.”  The Offer to Purchase further states that the disclosure located in “Appraisal Rights—Outline of Plan of Merger” of the Offer to Purchase constitutes an outline of the plan of merger for purposes of the Companies Act.  Thus, BGS Corp. shareholders can calculate the date by which they must dissent by counting 20 days from October 21, 2013, for a deadline of November 10, 2013.  For the convenience of the BGS Corp. shareholders, BGS Corp. has also allowed its shareholders to affect their election to dissent by tendering all, but not less than all, of their Ordinary Shares in the Offer because the Company believes that is the best valuation any shareholder could obtain for the Ordinary Shares.

Statement of Changes in Shareholders’ Equity, page F-5

28.
We note your response to comment 56 in our letter dated October 3, 2013 and understand that you have applied ASC 480-10-S99 in accounting for the redeemable ordinary shares.  Please address the following points:

•	Revise to disclose the par value of the ordinary shares;

•
Explain to us why you attribute the entire $40 million of proceeds received from BGS Acquisition Corp.’s initial public offering as common stock rather than attributing amounts to par and additional-paid-in capital; and

•	Tell us how you considered ASC 260-10-45-59A in presenting earnings per share in your statement of operations.

Response:

•	Revise to disclose the par value of the ordinary shares;

We acknowledge the Staff’s Comment.  BGS Corp. issued no par value Ordinary Shares; therefore, there is no par value to disclose.

•
Explain to us why you attribute the entire $40 million of proceeds received from BGS Acquisition Corp.’s initial public offering as common stock rather than attributing amounts to par and additional-paid-in capital; and

We acknowledge the Staff’s Comment.  As noted above, BGS Corp. issued no par value Ordinary Shares; therefore, the entire amount was attributed to Ordinary Shares.

•	Tell us how you considered ASC 260-10-45-59A in presenting earnings per share in your statement of operations.

We acknowledge the Staff’s Comment.  Shares subject to possible redemption have been excluded from the weighted average share calculation in the basic and diluted EPS presentations.

3.  Restatement of Previously Issued Financial Statements, page F-10

29.
We note on page F-11 that you present adjustments to ordinary shares, additional paid-in capital and deficit accumulated during the development stage for the amounts of $2,268,831, ($2,450,000) and $181,168, respectively.  Please explain how these adjustments are related to correct your accounting for the warrant liabilities.

Response: We acknowledge the Staff’s Comment.  Originally, the private placement warrants were recorded through APIC.  As the determination was made to follow warrant liability treatment, the amounts originally recorded through equity for the warrants issued in private placement (3,266,667) and the 4,000,000 BGS Corp. Warrants issued as part of the Units had to be reclassified to a liability at the issue date fair value of $0.75 per warrant, or $2,450,000, for the private placement warrants running through APIC and $3,000,000 for the warrants issued as part of the Units recorded through Ordinary Shares.  The accumulated deficit was reclassified in accordance with ASC 480-10-S99 to shares subject to redemption.  For the restated numbers, the $181,169 no longer exists, and was replaced with the net income of $3,815,498 (which reflects the change in fair value of the warrant liability during the period from BGS Corp.’s inception to July 31, 2012), which is reclassified to shares subject to redemption as part of the line in the statement of shareholders’ equity “Proceeds subject to possible redemption of 3,288,757 ordinary shares at redemption value.”   At the end of the day, there should be no accumulated deficit as a result of ASC 480-10-S99, no APIC because the warrants are recorded as a liability and the Ordinary Shares have no par value (as reflected in the Company’s responses to Comment 28 above), so Ordinary Shares should reflect the full $5.0 million minimum net tangible assets held in permanent equity.  Total equity did not change, but the reclassification of warrants to liability resulted in the zeroing out of APIC, and applying the guidance under ASC 480-10-S99 resulted in the zeroing out of accumulated deficit.

30.
We note you have restated your financial statements as of July 31, 2012 to correct your accounting for an adjustment related to outstanding warrants.  Please advise us if you plan to amend the Form 20-F of BGS Acquisition Corp. for the fiscal year ended July 31, 2012 that was previously filed with the Commission on December 14, 2012.

Response: We acknowledge the Staff’s Comment. We confirm that BGS Corp. plans to amend the Form 20-F it filed with the Commission on December 14, 2012.

Note 6 – Redeemable Equity Instruments, page F-32

31.
We note your response to comment 62 in our letter dated October 3, 2013 and your revised disclosure on pages F-33 and F-35 indicating that each of your Series A, B and C Preferred Stock has a conversion feature that adjusts if the company issues or sells common stock at a price below the conversion price.  Tell us how you considered this embedded conversion feature in determining whether the preferred stock is indexed to the company’s common stock, specifically addressing how you evaluated the requirements of ASC 815-40-15 and considered ASC 815-40-55-33.

Response: We acknowledge the Staff’s Comment. TransnetYX considered the guidance in ASC 815-40-55-33 and 815-40-15 when originally determining the accounting treatment of the conversion features in the Series A, B and C Preferred stock (collectively, the “Preferred Stock”).  TransnetYX considered the guidance in the following steps:

Step 1: TransnetYX considered the unit of accounting under ASC 815-10-15 -4a to determine whether the conversion features were freestanding or embedded features in the Preferred Stock. The conversion feature in each series of Preferred Stock is an embedded feature not a freestanding financial instrument. As such, TransnetYX looked to 815-10-15-83 as indicated in 815-40-15 to determine if the embedded conversion feature had all the characteristics of a derivative instrument which is required in order to be scoped into ASC 815-40-15. The embedded feature (convertible into shares of common stock) did not meet the definition of a derivative instrument at the issuance dates or the dates of the financial statements under 815-10-83 c because the underlying common stock is not actively traded (the company is private) and there are no other contractual provisions to satisfy 83 a or 83 b.   ASC 815-40-15 does not automatically scope in embedded features. TransnetYX concluded that the guidance in 815-40-15 did not apply to these features.

TransnetYX also considered ASC 815-40-55-33.  As this example applies to a freestanding financial instrument (warrant) which is specifically scoped into ASC 815-40-15, it is different that the identified embedded conversion feature that is not automatically scoped into ASC 815-40-15; accordingly, we do not believe this example is applicable to this instrument.

Step 2:  TransnetYX then looked to the guidance in ASC 470-20-25 and ASC 470-20-35, to evaluate the potential beneficial conversion features in the Preferred Stock.   TransnetYX compared the fair value of the underlying common stock at each Preferred Stock issuance date to the conversion price in each issuance and concluded that the conversion price exceeded the fair value of the underlying common stock in all issuances.  Each Preferred Stock issuance contained anti-dilution protection in which the conversion price could be adjusted downward in the event of specified future events.  TransnetYX will evaluate whether a beneficial conversion feature needs to be recorded should a contingent event cause a conversion price reduction in accordance with the guidance in ASC 470-20-35.

Step 3: TransnetYX also considered the guidance regarding the ongoing evaluation of “readily convertible to cash” in ASC 815-10-15-139 and the example in ASC 815-10-55-87 regarding a subsequent IPO.  As noted in Step 1, the underlying common stock is not readily convertible to cash at the issuance dates or the dates of the financial statements. TransnetYX will continue to evaluate this throughout the life of the Preferred Stock

Upon an effective registration statement and a market for the underlying common stock, assuming that the conditions in ASC 815-10-15-83 c are then met, the accounting for the embedded features in the Preferred Stock will be reconsidered.

Note 7 – Stockholders’ Deficit, page F-34

Treasury Stock, page F-35

32.
We note your response to comment 63 in our letter dated October 3, 2013.  Please tell us why you have not reflected the cash paid to reacquire 139,506 and 184,714 shares of common stock as of December 31, 2012 and June 30, 2013 in your statements of cash flows.  In addition, revise to disclose the amount you paid to reacquire these shares.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page F-35 for our revision of the Registration Statement.

The common stock surrendered to TransnetYX in 2013 relates to the repurchased shares as stipulated in the settlement agreement described in Note 8 - Commitments and Contingencies. The common stock surrendered to TransnetYX in 2013 is not reflected in our statement of cash flows because, as of the date the settlement was reached, the value of our common stock was determined to be zero.  The consideration to be paid in the settlement described in Note 8 was fully accrued at December 31, 2012 as a settlement expense and included in selling, general and administration expense in the consolidated statement of operations.

Stock Purchase Warrants, page F-35

33.
We note from your disclosure that a Series B holder of the company was issued warrants to purchase 826,192 shares of common stock.  Please revise your disclosure to describe the key terms of the warrants, including any anti-dilution provisions.  To the extent your warrants include anti-dilution provisions, tell us how you determined that liability treatment for these warrants is not necessary under ASC 815-40.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page F-35 for our revision of the Registration Statement.

The warrant agreement includes standard anti-dilution provisions such as stock splits, dividends and similar transactions.   These types of adjustments meet the criteria in ASC 815-10.  Accordingly, the warrants are considered indexed to TransnetYX’s stock.  TransnetYX then considered the guidance in ASC 815-40-25 because the warrants contained a net settlement provision pursuant to the cashless exercise provision.  The warrants met the criteria in 815-40-25 and accordingly can be classified in stockholders equity.  TransnetYX continually assesses the classification criteria.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Cesar Baez of BGS Acquisition Subsidiary, Inc. at (347) 837-4244 or Heather Carmody of Duane Morris LLP at (215) 979-1202.

Sincerely,

BGS Acquisition Subsidiary, Inc.

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: Sole Director and Chief Executive Officer

cc:           Steve Lo (SEC)
Craig Arakawa (SEC)
Tiffany Piland (SEC)
James Lopez (SEC)
Heather Carmody (Duane Morris LLP)